Computershare
Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 8, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: BERKLEY RESOURCES INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification: 084496108/CA0844961080/COMMON
3.	CUSIP/Class of Security entitled to vote: 084496108/CA0844961080/COMMON
4.	Record Date for Notice: 12 May 2006
5.	Record date for Voting: 12 May 2006
6.	Beneficial Ownership determination date: 12 May 2006
7.	Meeting Date: 27 Jun 2006
8.	Meeting Location: Calgary, AB

Yours Truly

Linda Kelly
Meeting Specialist
Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604.661.9400 Ext 4083
Fax: 604.661.9401